Filed by Zynga Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Zynga Inc.

Commission File No.: 001-35375

The following communication was first made available on January 11, 2022 on Zynga Inc.’s website.

The learnings of a career game maker who entered Zynga in its early years.

David Gray, Executive Producer at Zynga

In November 2008, I was celebrating a 14-year career within the video game entertainment industry – having worked at Sega/SegaSoft, Electronic Arts and THQ. Long tenures by some standards. At the time, my work consisted of starting and shipping games, designing and supporting game technologies, and I was working on a visually impressive and technically advanced game for the Nintendo Wii. Until I wasn’t.

The effects of the US housing crisis were kicking in and my industry, which was believed by many to be “recession-proof”, started to break apart. The satellite studio in Santa Clara, where I was employed, was shuttered along with several other THQ studios. For the first time in my career, I found myself looking for my next home. Things felt bleak with so many people out of work. I still felt confident I’d land something soon… Somewhere.

I initially did what others did and looked for work at traditional game companies, even though most were also struggling.

Don Traeger, my former GM at Electronic Arts and Atari, informed me that “Bing [Gordon] might be onto something with this new social media stuff.” A new company named Zynga was taking root with a focus on developing games for social media platforms. The founder, who I was told was “some guy named Mark something or other,” was driving interesting things on MySpace and the new social media site, “The Facebook”.

I was immediately interested and intrigued by the company. Some very wise people, including one of my mentors, Tony Van, began working at Zynga and described it as chaos looking to be wrangled. “I can wrangle,” I thought to myself. Maybe Zynga would work out?

However, I was told by recruiters and colleagues that, “you don’t want to go there [Zynga].” “It’s too small a company.” “Their games are too simple.” “They’re beneath your skillset.” And probably the worst, “they don’t know games.” Frankly, and in hindsight, they didn’t know; but how could they? They weren’t on the inside of the company and external perspective is frequently inaccurate.

After three months of courting during the recession, I had two career opportunities in front of me. The first, with RMG company Bally to produce slots for casinos. The company was attractive and offered me a great, stable position. Zynga also provided me with an offer. I ultimately chose to join Zynga as employee #220.

The primary reasons for my decision to go with Zynga was that I played their games and loved what I was seeing. I played Zynga Poker. I played Mafia Wars. The games were transformative. I listened to wise people (Don, Tony, and others) and filtered the external noise and naysayers. When I interviewed for the role, I was impressed by what I saw. Bustling energy. Passionate people. More importantly, I was inspired by the stories from each of the X-Wars Producers, Product Managers, EP Mark Skaggs and Eric Schiermeyer. I was ready to take on the chaos.

Once inside, I immediately learned that there was much to learn. Zynga pushed for new learnings every day; and at the time organized those learnings on a large sheet metal wall in a conference room (The Tin Room) at 444 De Haro in San Francisco. I found myself staring at that wall many nights, as I had a lot to catch up on. I listened a lot to those around me.

Eventually, after leveraging Zynga and Mark Pincus’ knowledge along with applicable learnings from traditional games and partnering closely with Mark Skaggs, I contributed to the creation and launch of new games, FarmVille, CityVille, The Ville and Empires and Allies – an amazing journey where each month could easily fill a chapter in any book.

In late 2016, and under our new CEO Frank Gibeau, I started working with Zynga’s casino organization, primarily Hit It Rich and Zynga Poker. Once again, I was disappointed to hear from a few vocal, former Zynga employees: “Why are you still working at Zynga?” and “you’re so much better than to stay with a company, doing the same things year after year.” “You’re on Poker? That’s too bad, being on such an old game.” Like colleagues in the past, some weren’t really in alignment with reality – or at least my reality. Good people, for sure, but I probably won’t take stock advice from them. Simply put, I just want to see how far we could take things. I’m never bored, as promised from leadership.

Now, I’ve been at Zynga almost as long as my entire career prior. It’s been challenging, of course. Currently, I couldn’t be happier with my role and doing my part to grow and support our amazing products and teams – armed with learnings from so many brilliant people and experiences and teaching hungry employees. It’s been a fulfilling experience that I would never trade.

Today, with the discussions around Take-Two acquiring Zynga, I’m witnessing one of my favorite publishers possibly acquiring us. It made me stop, just for a few minutes, to think (and write). This little start up, “Zynga”, that I was late to join, really developed into something incredible. The value that it generates with social games, that many people previously didn’t understand, but millions have appreciated and loved, has been realized – and realized by a top video game publisher.

Zynga’s employees, culture, products, and my view of its future have never been better. While to some, it might seem that my career has come full circle – being owned by a traditional video game company. Not the case. Just always evolving, still learning and still hungry.

Beaming with pride.

Forward-Looking Statements

Statements contained herein which are not historical facts may be considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed business combination of Take-Two and Zynga and the outlook for Take-Two’s or Zynga’s future business and financial performance. Such forward-looking statements are based on the current beliefs of Take-Two’s and Zynga’s respective management as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain Take-Two’s or Zynga’s respective stockholder approval or the failure to satisfy other conditions to completion of the proposed combination, including receipt of regulatory approvals, on a timely basis or at all; risks that the proposed combination disrupts each company’s current plans and operations; the diversion of the attention of the respective management teams of Take-Two and Zynga from their respective ongoing business operations; the ability of either Take-Two, Zynga or the combined company to retain key personnel; the ability to realize the benefits of the proposed combination, including net bookings opportunities and cost synergies; the ability to successfully integrate Zynga’s business with Take-Two’s business or to integrate the businesses within the anticipated timeframe; the outcome of any legal proceedings that may be instituted against Take-Two, Zynga or others following announcement of the proposed combination; the amount of the costs, fees, expenses and charges related to the proposed combination; the uncertainty of the impact of the COVID-19 pandemic and measures taken in response thereto; the effect of economic, market or business conditions, including competition, consumer demand and the discretionary spending patterns of customers, or changes in such conditions, have on Take-Two’s, Zynga’s and the combined company’s operations, revenue, cash flow, operating expenses, employee hiring and retention, relationships with business partners, the development, launch or monetization of games and other products, and customer engagement, retention and growth; the risks of conducting Take-Two’s and Zynga’s business internationally; the impact of changes in interest rates by the Federal Reserve and other central banks; the impact of potential inflation, volatility in foreign currency exchange rates and supply chain disruptions; the ability to maintain acceptable pricing levels and monetization rates for Take-Two’s and Zynga’s games; and risks relating to the market value of Take-Two’s common stock to be issued in the proposed combination.

Other important factors and information are contained in Take-Two’s and Zynga’s most recent Annual Reports on Form 10-K, including the risks summarized in the section entitled “Risk Factors,” Take-Two’s and Zynga’s most recent Quarterly Reports on Form 10-Q, and each company’s other periodic filings with the SEC, which can be accessed at www.take2games.com in the case of Take-Two, http://investor.zynga.com in the case of Zynga, or www.sec.gov. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. Neither Take-Two nor Zynga undertakes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication relates to a proposed business combination of Take-Two and Zynga that will become the subject of a registration statement on Form S-4 to be filed by Take-Two with the U.S. Securities and Exchange Commission (the “SEC”), which will include a joint proxy statement/prospectus. The registration statement on Form S-4, including the joint proxy statement/prospectus, will provide full details of the proposed combination and the attendant benefits and risks. This communication is not a substitute for the registration statement on Form S-4, including the joint proxy statement/prospectus, or any other document that Take-Two or Zynga may file with the SEC or send to their respective stockholders in connection with the proposed combination. Investors and security holders are urged to read the registration statement on Form S-4, including the definitive joint proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to Take-Two’s or Zynga’s stockholders as they become available because they will contain important information about the proposed combination. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Take-Two’s Investor Relations department at contact@take2games.com; or by contacting Zynga’s Investor Relations department at investors@zynga.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Participants In The Solicitation

Take-Two, Zynga and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed business combination. Information about Take-Two’s directors and executive officers is available in Take-Two’s proxy statement dated July 27, 2021 for its 2021 Annual Meeting of Stockholders. Information about Zynga’s directors and executive officers is available in Zynga’s proxy statement dated April 5, 2021 for its 2021 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement on Form S-4, including the joint proxy statement/prospectus, and all other relevant materials to be filed with the SEC regarding the proposed combination when they become available. Investors should read the registration statement on Form S-4, including the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.